Mail Stop 4561

June 19, 2009

Carol K. Nelson
President and Chief Executive Officer
Cascade Financial Corporation
2828 Colby Avenue
Everett, WA 98201

Re: Cascade Financial Corporation
**   Form 10-K**
**   Filed March 13, 2009**
**   Response filed June 10, 2009**
**   File No. 000-25286**

Dear Ms. Nelson:

We have reviewed your response to our comments dated May 11, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the year ended December 31, 2008
Allowance for Loan Losses/Non-performing loans, page 11

1.   We have reviewed your proposed disclosure in response to prior comment one from our letter dated May 11, 2009. We note the increase in non-performing loans during 2008 was primarily due to deterioration in four residential real estate construction relationships. Please revise your proposed disclosures to include the following additional information regarding these loans:

- The amount of allowance allocated to each loan; and
- Why management believes the allowance for loan losses on the particular loan is adequate to provide for losses that may be incurred.

Note 12 – Shareholder's Equity, page 32

2.   We gave reviewed your response to prior comment six from our letter dated May 11, 2009. We note you determined the fair value of the preferred shares using a residual fair value approach (the value of the warrants were subtracted from the par value of the Series A preferred stock). As stated in your response, GAAP requires that the proceeds from the issuance of the preferred stock be apportioned between the value of the warrants and the value of the preferred stock. However, this should be done using a relative fair value approach and not a residual fair value approach. Further, it does not appear that the par value of the preferred stock reflected its fair value. Please recalculate the fair values of the warrants and preferred shares using a relative fair value approach and provide us with the following additional information:

- The fair value of the preferred shares using a discounted cash flow approach-tell us and disclose in future filings the major assumptions used in your calculation, including the assumed life of the shares, the specific cash flows considered and the related discount rate used;
- The relative fair values of the warrants and preferred shares and the related discount; and
- Whether you believe a material difference results from using a relative fair value vs. a residual fair value approach.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Sharon Blume at 202-551-3474 or Kevin Vaughn at 202 551-3494 with any other questions.

Sincerely,

Mark Webb
Branch Chief
Financial Services Group